Mail Stop 3561

September 13, 2006

James Laird, President
Harrison Mining Inc.
502 East John Street
Carson City, NV 89706

Re: Harrison Mining Inc.
       Amendment No. 1 to Registration Statement
       On Form SB-1
       Filed August 17, 2006
       File No. 333-135759

Dear Mr. Laird:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments

General

1.   In your response to our prior comments 2 and 3, you disclosed that your independent account has revised your financial statements and notes, including the addition of SFAS 52 disclosures. Tell us how your independent accountants are considered independent under Article 2 of Regulation S-X.

Financial Statements

General

2.   We reviewed your response to our prior comment 2. Your response did not address our entire comment. Since the term "development stage" has a specific meaning within the extractive industry that does not appear to apply to you, revise the parenthetical description of the company to use "exploration stage" instead. Please revise the face of each page of your financial statements (pages 31–34) and the description of your accumulated deficit on page 34.

3.   We reviewed your revised disclosure in response to our prior comment 3. Your response did not address our entire comment, thus the comment will be partially reissued. It appears your principal operations are located in Canada. Please disclose your reporting currency <u>on the face of your financial statements</u> (e.g. $US). Also, provide a note to your financial statements that discloses your functional currency, if different from your reporting currency.

Report Of Independent Registered Public Accounting Firm, page 30

4.   Please instruct you independent accountants to provide an opinion on the financial statements of Harrison Mining Inc., not Copper Road Inc. as filed.

Notes to Financial Statements

Note 2(d) – Foreign Currency Translation, page 35

5.   Please revise your disclosure to include your policy for the translation of revenues, expenses, gains and losses in accordance with paragraph 12 of SFAS 52.

Other Regulatory

6.   Please provide a current consent of the independent accountants in any amendment to the registration statement.

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        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian Bhandari at (202) 551-3390 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Goldie B. Walker at (202) 551-3234 or me at (202) 551-3790 with any other questions.

Sincerely,

John D. Reynolds
Assistant Director

cc: Aaron D. McGeary, Esquire
        405 Airport Freeway, #5
        Bedford, Texas 76021